Vsurance, Inc.

4845 West Lake Road

Erie, PA 16505

May 9, 2006

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Vsurance, Inc.

Registration Statement on Form SB-2

Filed February 24, 2006

File No. 333-132028

Ladies and Gentlemen:

Vsurance, Inc., a Nevada corporation (the “Company”), hereby files this correspondence and responds to your comments in your letter dated March 24, 2006.

General

1.	We note your response to prior comment 2. Please revise your summary to identify the officers that will be engaged in the sale of this offering. In addition, we continue to believe that you should provide a detailed analysis of how each element of the safe harbor provided by Exchange Act Rule 3a4-1 will be met for each individual. In particular, please tell us whether any of your officers were involved in the sale of your securities in the last year, including the January and February 2006 offering, and what activities they conducted in connection with the offerings. See Securities Exchange Act Release No. 22172 (June 27, 1985) for guidance regarding Rule 3a4-1(a)(ii)(C).

We have noted this comment and revised the summary to include the officers that will be engaged in this offering, specifically Malcolm Pollard, JD, CPA and J. Matt Lile, III . The board of directors authorized and issued the common shares issued from January 2006 through February 2006 with prospectus signoff by J Matt Lile. These shares were sold to accredited investors who knew of the company and of its officers and directors. The earlier offerings were offered by Joel Clendening, the predecessor board member.

1.	Is not subject to a statutory disqualification, as that term is defined in section 3(a)(39) of the Act, at the time of his participation; and

Malcolm Pollard, JD, CPA and J. Matt Lile, III are not subject to any statutory disqualification with respect to membership or participation in, or association with a member of, a self- regulatory organization.

2.	Is not compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

Malcolm Pollard, JD, CPA and J. Matt Lile, III were not compensated for their activities in previous offerings nor will they be compensated for their activities in this Offering.

3.	Is not at the time of his participation an associated person of a broker or dealer; and

Malcolm Pollard, JD, CPA and J. Matt Lile, III are no an associated person of a broker or dealer.

4.	Meets the conditions of any one of paragraph (a)4(i), (ii), or (iii) of this section.

i.	The associated person restricts his participation to transactions involving offers and sales of securities:

A.	To a registered broker or dealer; a registered investment company (or registered separate account); an insurance company; a bank; a savings and loan association; a trust company or similar institution supervised by a state or federal banking authority; or a trust for which a bank, a savings and loan association, a trust company, or a registered investment adviser either is the trustee or is authorized in writing to make investment decisions; or

B.	That are exempted by reason of section 3(a)(7), 3(a)(9) or 3(a)(10) of the Securities Act of 1933 from the registration provisions of that Act; or

C.	That are made pursuant to a plan or agreement submitted for the vote or consent of the security holders who will receive securities of the issuer in connection with a reclassification of securities of the issuer, a merger or consolidation or a similar plan of acquisition involving an exchange of securities, or a transfer of assets of any other person to the issuer in exchange for securities of the issuer; or

D.	That are made pursuant to a bonus, profit-sharing, pension, retirement, thrift, savings, incentive, stock purchase, stock ownership, stock appreciation, stock option, dividend reinvestment or similar plan for employees of an issuer or a subsidiary of the issuer;

ii.	The associated person meets all of the following conditions:

A.	The associated person primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and

B.	The associated person was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and

C.	The associated person does not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraph (a)4(i) or (a)4(iii) of this section, except that for securities issued pursuant to rule 415 under the Securities Act of 1933, the 12 months shall begin with the last sale of any security included within one rule 415 registration.

iii.	The associated person restricts his participation to any one or more of the following activities:

A.	Preparing any written communication or delivering such communication through the mails or other means that does not involve oral solicitation by the associated person of a potential purchaser; Provided, however, that the content of such communication is approved by a partner, officer or director of the issuer;

B.	Responding to inquiries of a potential purchaser in a communication initiated by the potential purchaser; Provided, however, That the content of such responses are limited to information contained in a registration statement filed under the Securities Act of 1933 or other offering document; or

C.	Performing ministerial and clerical work involved in effecting any transaction.

Malcolm Pollard, JD, CPA will assist in the preparation of he offering documents, subject to approval by the Board of Directors, respond to prospective investor requests disclosing only publicly available information provided in the prospectus and otherwise shall perform ministerial work in effecting the offering. J. Matt Lile, III shall be performing substantial work for the Company following the Offering, is not a broker or dealer and has not offered securities of the Company in any offering in the preceding 12 months.

2.	We note your response to prior comment 3 that appears to be relying on the five factor test. We continue to believe that you should provide a detailed analysis as to why the January and February 2006 offering should not be integrated with this offering. In particular, please expand your response to provide the basis for your analysis and tell us the percentage of your January. and February 2006 offering proceeds that represented services for stock. In addition, please tell us whether the securities offered in January and February are convertible into common shares and, if so, when these securities are convertible.

The offerings are not integrated since (i) these are two separate set of financings, one financing is was to provide the foundation funds for the Company to prepare the business plan, compensate professionals for their services and provide the funding needed to transform the private company into a public entity while the current offering is intended to develop the product and business of the Company; further, the ability of the Company to file a registration statement was predicated on the initial offerings; (ii) the class of securities is dissimilar (one preferred shares with distinct rights and preferences) as opposed to warrants and common shares, (iii) the offering will occur after the effective date of this registration statement, months after the other offering, as the initial offerings closed in February of 2006 while this offering will not commence until at least June of 2006, almost 6 months later (iv) the early offering included services for stock, the offering in this registration statement is for cash, and (v) the proceeds from the early offering were to fund the initial operations of the Company and procure the services of professional while proceeds from this offering are to retire a loan and for working capital.

Class A preferred stock 8 million shares provides for, at the holders’ option, a 1 to 5 conversion to common stock i.e. for every one share of Class A preferred stock converts to 5 shares of common stock. Additionally, for every 1 share of Class A preferred stock equals 5 common share votes. Class B preferred stock 2 million shares provides for, at the holders’ option, a 1 to 2 conversion to common stock i.e. for every one share of Class B preferred stock converts to 2 shares of common stock. Additionally, for every 1 share of Class B preferred stock equals 2 common share votes. Class C preferred is a designated class with no shares authorized. Preferred Class C stock provides for, at the holders’ option, a 1 to 25 conversion to common stock i.e. for every one share of Class C preferred stock converts to 25 shares of common stock.

The percentage of your January. and February 2006 offering proceeds that represented services for stock was 18% of the 7,790,950 issued and outstanding stock.

Facing Page

3	We note your response to prior comment 4. Please note that the units to be issued in this offering as well as the warrants underlying the units need to be registered and should be reflected in the Registration Fee Table. Please revise accordingly.

We have noted this comment and revised the prospectus to register the units and the Warrants.

Cover Page

4.	Please ensure that the prospectus cover page is limited to one page as required by Item 501(a) of Regulation S-B.

We have noted this comment and revised the prospectus to cover one page.

Prospectus Summary, page 1.

5.	Please include your complete mailing address and the telephone number of your principal executive office as indicated in prior comment 12. See Item 503 of Regulation S-B.

We have noted this comment and revised the prospectus to include this information.

6.	We note your response to comment no. 13 and the revised disclosure on page 1. We further note your disclosure on page 2 regarding this loan. Please expand your disclosure in the summary to include the information on page 2 and clarify that if you do not receive sufficient proceeds you will be unable to repay the entire $4,000,000 to retire the loan. In addition, please disclose the fact that failure to repay the loan would result in a change in control of the company. Finally, please clarify here and on page 2 in the “Risk Factors” section whether all the funds underlying this loan have been disbursed to the company. Your disclosure on page 2 appears to imply that certain funds remain in escrow. Please revise or advise.

We have noted this comment and revised the prospectus to expand our disclosure.

7.	Please expand your disclosure to separately state the prepaid interest that was deducted from the loan proceeds and the fees that you paid to Samir Financial in connection with the $4,000,000 loan.

We have noted this comment and revised the prospectus to expand our disclosure.

8.	We refer to the fourth paragraph under this heading which appears to assume that you raise the maximum amount of proceeds registered in this offering. For example, your reference to the establishment of your resource centers, lost and found services and insurance products will be possible only if you sell substantially all of the units registered in this offering. Please revise under this heading to make this clear.

We have noted this comment and revised the prospectus to clarify this disclosure.

9.	We note your response to comment no. 14 and the revised disclosure that the going concern statement opinion issued by the independent auditor is the result of a lack of operations and the loan which is secured by company assets. Please expand your disclosure to clarify that your auditors have expressed substantial doubt as to your ability to operate as a going concern, which means that you do not have sufficient funds to operate for more than twelve months.

We have noted this comment and revised the prospectus to expand our disclosure.

The Offering, page 1

10.	In your discussion of the warrant exercise price, please reference the assigned offering price of an individual share. This may better highlight the exercise premium.

We have noted this comment and revised the prospectus to reference the assigned offering price of an individual share.

11.	We note your response to comment no. 15 and the revised disclosure that this registration represents 77% of the preferred and common shares issued and outstanding and 46% of the common shares following the conversion of all preferred shares to common issued and outstanding as of December 31, 2005. Please clarify the distinction between these numbers and explain why both numbers are meaningful to investors. Finally, please disclose the conversion terms for the preferred stock.

We have noted this comment and revised the prospectus to expand our disclosure.

Risk Factors, page 2

If we only raise the minimum offering amount we will likely have insufficient funds., page 3

12.	We note your disclosure on page 9 that if only 500,000 units are sold you will be unable to retire the loan to Samir Financial. Please expand your disclosure to provide this information and clarify, if true, that if you do not repay the loan by December 14, 2006, you will be in default and Samir Financial would acquire control of the company and all of your assets.

We have noted this comment and revised the prospectus as follows : More importantly, selling only the minimum number of units will not provide enough cash to retire the loan with Samir Financial LLC. Not having sufficient cash to repay this loan will place us in default with the lender. In the event of default the Lender through their first lien position on all Company assets would acquire a control of the Company. Default occurs if the Company could not repay the loan, a single payment balloon note, due December 14, 2006

The competition for and difficulty in selling ecommerce services. … page 3

13.	We note your response to comment no. 22 and the revised disclosure. From your disclosure it appears that you will be competing with many companies and individuals that are engaged in economic, retail products and insurance business, but also that you will rely on these companies to provide your services. Please revise to separate the risks into two separate risk factors.

We have noted this comment and revised the prospectus to separate the risks.

14.	Please revise the heading of this risk factor to more accurately describe the risk you are presenting. Specifically, it appears that the risk is centered around the fact that there are a limited number of suppliers of products that engage in partnering relationships with companies like Vsurance and that, to date, you have not entered into any agreements with these suppliers.

We have noted this comment and revised the prospectus to clarify the heading.

The cost of an ecommerce venture and development of a global…, page 3

15.	Please revise this risk factor to make clear that you have not entered into any agreements with ecommerce companies, manufacturers of GYPS devices or insurance companies.

We have noted this comment and revised the prospectus to clarify the information.

Excessive health and mortality claim risks are often…page 3.

16.	Please revise to make clear, if true, that you do not have business insurance to protect yourself against the types of claims discussed under this heading.

We have noted this comment and revised the prospectus to clarify the business insurance policies we do have.

The costs of compliance with laws and regulations…,page 4

17.	We note your response to comment no. 25 and the revised disclosure. Please expand your disclosure to clarify whether you currently have licenses with respect to the pharmaceutical and veterinary service/advice and whether you are licensed to sell insurance.

We have noted this comment and revised the prospectus to discuss our licenses and rights to sell insurance.

Our officers, directors and key participants currently own 67%…page 7

18.	We note your response to comment no. 29 and the revised disclosure. It appears your officers and directors own less than 10% of the outstanding shares as of December 31, 2005. Please tell us how you determined whether a stockholder was a “key participant” and clarify whether any key participants are related or affiliated with the company and/or management. Please separately disclose the aggregate ownership percentage held by your officers and directors, as a group.

We have noted this comment and revised the prospectus as follows; We group key participants, which were the individuals and companies together with officers and directors since everyone contributed to the startup of the company. As a small startup company everyone’s contribution and input is important.

Use of Proceeds …page 10

19.	Please revise so that the disclosure in the footnotes in this section appears in the narrative text.

We have noted this comment and revised the prospectus to reflect this request.

20.	We note your response to comment no. 33 and the revised disclosure that if only 500,000 units are sold you will be unable to retire the loan to Samir Financial. Please disclose that if you default on this loan, Samir Financial will acquire control of the company and all your assets. In addition, we continue to believe that you should describe the use of proceeds of the Samir Financial loan in accordance with Item 504 of Regulation S-B and reissue that portion of the comment.

We have noted this comment and revised the prospectus to include the requested disclosure. In addition, we disclosed that material amount of proceeds of our offering will discharge debt, stated the interest rate and maturity and describe the use of the proceeds of that debt.

21.	We note your disclosure on page 9 that retirement of the loan to Samir Financial is your highest priority, and we further note that $0 proceeds will be used to repay the loan if only the minimum number of units is sold. Please explain this discrepancy and revise to disclose at what point repayment of this loan becomes a priority.

We have noted this comment and revised the prospectus to disclose the priorities.

22.	We note your response to comment no. 34 and the revised disclosure. We continue to believe that you should expand your disclosure to better describe the various categories and reissue that portion of the comment. In particular, describe what “Surplus Reserves” relates to and, if it relates to your ability to offer insurance policies, describe how you determined that the amounts listed would enable you to offer such products.

We have noted this comment and revised the prospectus to expand the disclosure.

Dilution, page 11

23.	You have not addressed comment 36, we reissue the comment. As previously requested, please disclose the net tangible book value of the Company before and after giving effect to the offering, explain how you determined it and reconcile it with the financial statements-It appears from the balance sheet that the Company has a negative net tangible book value.

We have noted this comment and revised the prospectus to disclose the net tangible book value.

24.	We note your response to comment no. 37. Please note that the comment was intended to address shares that may have been issued at a lower price to officers, directors, promoters and affiliated persons. Please confirm that no officers, directors, promoters and affiliated persons have received shares at a lower price than existing shareholders.

We confirm that no officers, directors, promoters and affiliated persons have received shares at a lower price than existing shareholders.

Plan of Distribution, page 10

25.	We note your response to prior comment 39, but we cannot locate the revised disclosure. Please advise or revise.

We have noted this comment and revised the prospectus to clarify that an investor in this offering will receive one share of common stock and one warrant for each unit purchased

26.	We note your response to comment No. 40 and the revised disclosure that checks may be delivered to 1224 Washington Avenue, Miami Beach, Florida 33139 or to you at the above mentioned address. Please revise to provide the “above mentioned address” if such address differs from the Washington Avenue address. In addition, please revise your disclosure to remove the statement on page 10 that investors should return the subscription agreement to the company. The Washington Avenue address is the address of your escrow agent, not the company.

We have noted this comment and revised the prospectus to clarify the addresses used.

27.	We note your response to prior comment 41. Please note that the exemption from registration found in Regulation S would not appear to be applicable to this offering.

The exemption from registration found in Regulation S would not appear to be applicable to this offering as disclosed. In the event that non-US persons or entities were to purchase units, we would revise the disclosure accordingly.

Management, page 12

28.	Please disclose the portion of time that Messrs. Lile and Pollard will devote to the company in light of their other responsibilities. To the extent that the amount of time spent working for Vsurance is insignificant, please consider including a risk factor discussing this.

We have noted this comment and revised the prospectus to clarify the prospective time devoted by the parties.

Compensation of Board of Directors Members, page 13

29.	We note that you have issued in total 300,000 Class B preferred shares to your directors. Please expand your disclosure to provide the conversion terms and value of these shares.

We have noted this comment and revised the prospectus to expand our disclosure.

Security Ownership of Certain Beneficial Owners and Management…page 13

30.	We note your response to prior comment 46 and the revised disclosure. In light of the private issuances made since December 31, 2005, please update your disclosure as of a more recent date.

We have noted this comment and revised the prospectus to update the disclosures.

31.	We have reviewed your response to prior comment 85. Please add a footnote to the table that discusses the relationship between the Sara Mitza Trust, Albert Crrasso and Samir Financial, LLC. Please advise us as to why Samir Financial is not included in the table in light of the relationship among these three individuals/entities.

We have noted this comment and revised the prospectus to discuss the relationships.

Certain Relationships and Related Transactions, page 17

32.	We note your response to prior comment 51, and we reissue the comment. Please refer to the definition of “promoter” in Rule 405 of Regulation C and revise as appropriate.

We have noted this comment and revised the prospectus to include discuss “promoter” as defined in Rule 405 of Regulation C.

33.	We note your response to prior comment 52 and the revised disclosure. Please confirm that all preferred shares held by insiders are described in this section and state on pages 17 and 18 when the shares were acquired.

We have noted this comment and revised the prospectus to include the requisite disclosure.

Description of Business…page 20

34.	Please disclose the number of employees you have as required by Item 101(b)(12) of Regulation S-B.

We have noted this comment and revised the prospectus to include the number of employees.

35.	We note your response to comment no. 54 and the revised disclosure. Please disclose the state in which Vsurance Insurance Agency, Inc. is incorporated.

We have noted this comment and revised the prospectus to disclose that Vsurance Insurance Agency, Inc is incorporated in Arkansas.

36.	We note that you issued shares valued at approximately 3225,000 to Coactive Systems. Please expand your disclosure to describe the software that was developed by Coactive Systems and how it is used in your operations.

We have noted this comment and revised the prospectus expand the disclosure.

Business Strategy, page 22

37.	We note your response to prior comments 57 and 59 and the revised disclosure. However, we continue to believe that you should expand your disclosure to discuss specifically how you intend to generate revenue across your various businesses. For example, it is not clear whether you intend to generate the majority of your revenues from the sale of insurance products or the sale of pet products. In addition, with respect to the sale of pet products, please clarify whether you intend to sell products on behalf of suppliers and receiving commissions for such sales or whether you intend to develop these products yourself.

We have noted this comment and revised the prospectus to expand our disclosure.

38.	We note your response to prior comment 58 and the revised statement on page 22 that marketing through Home Shopping Network and QVC is “uncertain and might never occur since no discussions have taken place and there are no informal agreements, market through Home Shopping Network and QVC.” If you have no agreements or intended arrangements with Home Shopping Network or QVC, please omit the reference. This comment also applies to your disclosure on page 24 regarding commissions with Mega Pet Retailer.

We have noted this comment and revised the prospectus to omit the reference.

39.	We note your response to prior comment 60 and the revised disclosure on page 23 that you shall rely on established insurance companies to pay claims. Please expand your disclosure to identify these established insurance companies and briefly describe your relationships with these companies and how you will generate revenues. If you will only receive commissions in connection with the sale of insurance policies, please so state and quantify the amount of commission you would receive on the sale of an insurance product

We have noted this comment and revised the prospectus to expand our disclosure.

40.	We note your response to prior comment 63. Please highlight the fact that you have no formal or informal agreements with any pet retailer at this time and include this information in the narrative text on page 22.

We have noted this comment and revised the prospectus to expand our disclosure to indicate that we have no formal or informal agreements with any pet retailer at this time.

41.	We note your response to prior comment 64 and the revised disclosure on page 25. Please discuss what states you plan to apply for a prospective license or acquire a license to become an insurance company in order to begin underwriting the pet and horse health insurance policies. In addition, please discuss what is required to sell pet insurance and earn commissions.

We have noted this comment and revised the prospectus to expand our disclosure.

42.	We refer to your statement on page 23 that your plans “will make Vsurance among the most efficient administrative pet and horse insurance provider in the United States and possibly worldwide,” but that “there is nothing to support that these statements could, can, or are expected to be achieved and/or accomplished.” In light of the fact that you have no basis to support the above statement, it is not appropriate and should be removed.

We have noted this comment and revised the prospectus to delete this disclosure.

Management’s Discussion and Analysis, page 24

43.	We note your statement on page 24 regarding the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Section 27A of the Securities Act of 1933 expressly states that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering or by an issuer that issues penny stock. Please delete any references to the Litigation Reform Act or the safe harbor contained therein.

We have noted this comment and revised the prospectus to delete this disclosure.

44.	We refer to your revisions in response to prior comment 65 and the bullet points included on pages 25 and 26. Please expand your disclosure to provide more meaningful information regarding how you intend to implement the items included in the bullet points. For example, please clarify what steps are required in connection with

•	“the implementation of your business model” that is anticipated to require more than $3 million;

•	“the development and marketing of [y]our market and product offerings,” including the types of marketing you intend to conduct and when such marketing efforts are expected to begin;

•	“the development of strategic relationships with pet industry and employee benefit organizations,” including how you intend to develop these relationships and why this would cost in excess of $2 million; and,

•	al “focus[ing] on other non-cost relationships,” describing what these are.

We have noted this comment and revised the prospectus to expand our disclosure.

45.	We note your disclosure on page 26 that if only the minimum number of units is sold other sources of capital will need to locate to avoid foreclosure. Please expand your disclosure to discuss whether you have access to other sources of capital.

We have noted this comment and revised the prospectus to expand our disclosure regarding access (or the lack thereof) to other sources of capital.

Executive Compensation, page 27

46.	We note your response to prior comment 68. Please expand your disclosure to include the aggregate dollar value of the shares held by your officers and directors.

We have noted this comment and revised the prospectus to expand our disclosure.

Financial Statements and Notes

General

47.	Please continue to monitor the updating requirements of Rule 310(g) of Regulation S-B.

We have noted this comment and will revise the prospectus to update the financial statements as required.

Consolidated Balance Sheet. page F-3

48.	You have not fully addressed comment 70. As previously requested, please revise to comply fully with the disclosure requirements of SFAS 7 paragraph 11 a (description caption of accumulated deficit).

We have noted this comment and revised the prospectus to comply fully with the disclosure requirements of SFAS 7 paragraph 11.

Report of Independent Accounting Firm…page F-2

49.	We have read your response to comment 72. There are inconsistencies throughout the document. References are made throughout the document about the going concern statement opinion issued by the independent auditors (e.g., Prospectus Summary on page 1) and the notes to the financial statement contain a footnote detailing a going concern. Please clarify whether a going concern has been issued by the independent auditors and amend your document to be consistent regarding this matter.

We have noted this comment and revised the prospectus to clarify that a going concern has been issued by the independent auditors.

Consolidated statements of Income, F-5

50.	You have not fully addressed comment 73. We reissue the comment. As previously requested, please explain to us your basis in GAAP for presenting basic net loss per preferred share. Please refer to SEAS 128 paragraph 8 relating to basic EPS, and paragraphs 13 – 16 and 95 relating to consideration of anti-dilutive effect of potential common shares (e.g. convertible preferred stock). Also, with respect to your presentation of net loss per common share and common share equivalent, and your disclosure in note 6 that convertible preferred stock was deemed converted to common stock on date of issue, please note that the concept of “common share equivalent” was used in the past in “primary EPS” under APB 15 (superseded), which was replaced with basic EPS by SPAS 128.

We have noted this comment and revised the prospectus to expand our disclosure.

Consolidated Statements of Stockholders’ Equity, page F-7

51.	You have not fully addressed comment 76. As previously requested, for each series of preferred stock, disclose the liquidation value on the face of the balance sheet; in note 6, disclose terms of liquidation rights, redemption rights, dividend rights and redemption rights.

We have noted this comment and revised the prospectus to expand our disclosure.

52.	We have read and considered your response to comment 77. Tell us how you considered ASR 268 and EITF D-98 in determining the appropriate classification and measurement of your preferred stock, and EITF 98-5 and 00-27 in determining whether your preferred stock contains a beneficial conversion feature.

The Preferred stock is preferred in name only. It has no features that would cause it to command a market premium that would cause ASR 268, EIFT D-98, or EITF 98-5 and 00-27 to be relevant.

53.	You have not fully addressed comment 78. As previously requested, for equity instruments granted since inception to the date of the most recent balance sheet included in the registration statement, please disclose in the notes to the financial statements.

•	Disclose whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective;

•	Indicate whether or not the valuation was performed by an unrelated third party.

We have noted this comment and revised the prospectus to expand our disclosure.

54.	You have not addressed comment 79, we reissue the comment. Please consider disclosing in the MD&A.

•	A discussion of the significant factors, assumptions, and methodologies used in determining fair value.

•	A discussion of each significant factor contributing to the difference between fair value as of the date of each grant and the estimated IPO price.

•	The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

We have noted this comment and revised the prospectus to expand our disclosure.

Note 4 – Notes Payable, page F-10

55.	You have not fully addressed comment 82. Please tell us your basis in GAAP for your accounting of the notes payable and the related closing fees and interest. Please reference the major terms of the loan and security agreement and tell us how these terms determined your basis in GAAP for your accounting treatment of the notes payable. Also, as previously requested, disclose how you paid for the closing fees and interest.

We have noted this comment and revised the prospectus to expand our disclosure.

56.	Also, it appears from your disclosure that the only proceeds that you received in 2005 were $500,000. Please reconcile this amount with the proceeds from notes payable reported in the statement of cash flows, and explain to us how you considered paragraph 32 of SEAS 95 in determining the cash portion of this transaction that should be reported in the statement of cash flows.

We have noted this comment and revised the prospectus to expand our disclosure.

Note 6 – Equity, page F-10

57.	You state that all values of shares issued were agreed upon by the parties involved at the time of the transaction. Please clarify and explain how this valuation methodology complies with the guidance outlined in paragraphs 8 – 10 of SEAS 123 and EITE 96-18.

The shares were issued by contemporaneous, arms length transactions by the parties which satisfies both 8-10 of SFAS 1230 and EITF 96-18.

58.	Please reconcile the number of shares and value assigned disclosed in this note with the statement of stockholders’ equity.

We have noted this comment and revised the prospectus as follows:

Footnote disclosure

For Equipment = Line 3 of the Shareholders’ Equity Statement.

Footnote disclosure

For Software = Line 5 of the Shareholders’ Equity Statement

Footnote disclosure

For Services = Lines 3 and 6 of the Shareholders Equity Statement

Note 9 – Going Concern, page F-11

59.	You have not fully addressed comment 83. As previously requested, please disclose in detail your viable plan to overcome the Company’s financial difficulties. Accompany this disclosure with a representation from management that this plan is reasonably capable of removing the threat to the continuation of the business during the twelve-month period following the most recent balance sheet presented. This disclosure should be included as an integral part of both management’s plan of operations and the notes to the financial statements. See Section 607_02 of Financial Reporting Codification.

We have noted this comment and revised the prospectus to expand our disclosure.

Part II. Information Not Required in Prospectus

Signatures

60.	We note your response to comment no. 87. Please revise to specifically identify your chief accounting officer as required by the Instructions to Form SB-2.

We have noted this comment and revised the prospectus to expand our disclosure to specifically identify our chief accounting officer.

Exhibit 5.1

61.	Please have counsel file a revised legal opinion that quantifies the number of units to be sold in the registered offering. In addition, please ensure that the number of shares is properly reflected as 50 million. The current opinion appears to be missing a “0” and speaks only of 50,000,00 shares underlying the units and warrants.

We have noted this comment and revised the letter.

62.

Please provide us with a revised opinion that speaks of the legality of the common shares included as a component of the registered units. The current opinion refers to the “common stock currently issued and outstanding” and the common shares underlying the warrants but does not specifically refer to the shares that will be issued as part of the units. Please note that these shares are not currently issued and outstanding.

We have noted this comment and revised the letter.

Exhibit 99.1

63.	We note your response to prior comment 89 and have reviewed the revised subscription agreement filed as Exhibit 991, and we re-issue the comment. The agreement continues to state that the securities to be sold pursuant to the agreement will not be registered under the Securities Act of 1933, will be exempt from registration pursuant to Rule 504 of Regulation D and will be offered solely to “accredited investors.” While we note that the price at which the securities will be sold has been changed to reflect the offering price of $1.00, it appears that no other changes have been made to the subscription agreement that was used in your prior private placement. Please review and revise the entire agreement so that it is consistent with the proposed registered offering.

We have noted this comment and filed the current subscription agreement.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ J. Matt Lile, III
J. Matt Lile, III
President